February 17, 2006

Kyle Moffatt, Accounting Branch Chief
Inessa Berenbaum, Staff Accountant
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	MISCOR Group, Ltd.
Amendment No. 2 to Form S-1
Filed January 25, 2006
File No. 333-129354

Dear Mr. Moffatt and Ms. Berenbaum:

In connection with our discussions on February 7, 2006 and February 10, 2006 with each of you concerning the acquisition by MISCOR Group, Ltd. (“MISCOR” or the “Company”) of certain net assets from Hatch & Kirk, Inc. (“HK assets”), we have determined not to contest the Staffs position that our acquisition of the HK assets constituted an acquisition of a discrete business which has remained substantially intact subsequent to our acquisition.

We intend to further amend our Registration Statement on Form S-1 to include our 2005 audited consolidated financial statements, given that both our September 25, 2005 unaudited financial statements and our 2004 audited consolidated financial statements included in the Form S-1 have become stale.

In considering the guidance provided in Staff Accounting Bulletin Topic 1J (“SAB 80”), we respectfully request that, in applying the significance tests in Rule 3-05 and the three tests in Rule 1-02(w) of Regulation S-X, we be permitted to use the individual financial data related to the HK assets against data derived from our 2005 audited financial statements, which we expect to be completed in March 2006.

OVERVIEW OF MISCOR

We currently conduct our business from ten facilities located throughout the United States.

We began our operations in July 2000 with the purchase of the operating assets of an electric motor and magnet shop in South Bend, Indiana (“Acquisition #1”).

In August 2001, we acquired the business assets of an electric motor and industrial magnet company with facilities in Hammond, Indiana and Boardman, Ohio (“Acquisition #2”).

February 17, 2006

Also, in 2001, we formed Martell Electric, LLC, which became operational in 2002, and is operated from our Elkhart, Indiana facility.

In March 2002, we acquired the business assets of an electric motor company with facilities in Indianapolis, Indiana, Huntington, West Virginia, and Mobile, Alabama (“Acquisition #3”).

In May 2003 opened our Merrillville, Indiana electric motor facility.

In March 2005, we acquired the HK assets with facilities in Hagerstown, Maryland and Weston, West Virginia (“HK Acquisition”).

Each of our acquired facilities has remained intact after our acquisition of the facility. With one exception involving motor work moving from our Hammond facility to our South Bend facility, our acquisitions have not been altered by post-acquisition decisions as to the allocation of incoming orders between facilities. The acquired facilities are complementary rather than competitive with one another. Each acquired facility has added new assets, customers, products, and a strategic location toward our vision of creating a national “Best in Class” company providing innovative industrial service solutions.

APPLICATION OF SAB 80

We understand that the Staff’s policy with respect to SAB 80 is intended to ensure that a registration statement will include not less than three, two and one years of audited financial statements for not less than 60%, 80% and 90%, respectively, of the constituent businesses that will comprise the registrant on an ongoing basis.

We further understand that, in order for the pre-acquisition audited financial statements of an acquiree to be omitted from the registration statement, the following conditions must be met:

1.	The combined significance of businesses acquired or to be acquired for which audited financial statements cover a period of less than 9 months may not exceed 10%;
2.	The combined significance of businesses acquired or to be acquired for which audited financial statements cover a period of less than 21 months may not exceed 20%; and
3.	The combined significance of businesses acquired or to be acquired for which audited financial statements cover a period of less than 33 months may not exceed 40%.

Our 2005 consolidated financial statements will include the assets of, and a minimum of 33 months of operating activity for, each of Acquisition #1, Acquisition #2 and Acquisition #3. As a result, we have not provided any further analysis of these acquisitions.

Our 2005 consolidated financial statements will include the assets and ten-month activity of our operation of the HK assets.

When comparing the individual HK financial data against the consolidated financial data of MISCOR as of and for the year ended December 31, 2005, the minimum percentages of coverage will be achieved for purposes of the three tests in Rule 1-02(w) of Regulation S-X. The following table provides the details of our calculations:

February 17, 2006

	Amounts in $000			Relative % of HK to MISCOR
	Assets	Income (Loss)	Investment	Assets	Income(Loss)	Investment
HK	2,613[1]	(664)[2]	2,613[1]

MISCOR[3]	25,865	(7,022)	25,865	10.1%	9.5%	10.1%
____________________________
1 Amount is the purchase price we paid for the HK assets.
2 Estimate is based on the information available to us.
3 The December 31, 2005 amounts are based on data from our unaudited 2005 consolidated financial statements. We will provide an update to this correspondence upon completion of the audit of our 2005 consolidated financial statements.

Our analysis indicates that in terms of relative significance to MISCOR as of and for the year ended December 31, 2005, inclusion of HK’s operating assets and operating activity in our 2005 consolidated financial statements satisfies the conditions (condition #2, in particular) for exclusion of HK’s pre-acquisition financial statements in the amended Registration Statement on Form S-1 to be filed upon completion of the audit of such consolidated financial statements.

We look forward to receiving the Commission’s response. Should you have additional comments or questions, please contact me at (574) 234-8131.

Very truly yours,

/s/ Richard J. Mullin

Richard J. Mullin
Chief Financial Officer

cc:	John A. Martell
James M. Lewis
Joseph W. Beach
James Kochansld
Richard L. Mintz
R. Paul Guerre
Julie Russell Dilts